Pricing supplement no. 1683
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 165-A-IV dated February 16, 2011

Registration Statement No. 333-155535
Dated October 11, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments	JPMorgan Chase & Co. $1,225,000 **Fixed to Floating Rate Notes Linked to the Consumer Price Index due October 14, 2021**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 14, 2021**.**
- With respect to the Initial Interest Periods (which we expect to be from October 14, 2011 through but excluding October 14, 2012), Interest on the notes will be payable monthly in arrears at a rate equal to 4.00% per annum. With respect to each Interest Period (other than the Initial Interest Periods), Interest on the notes will be payable monthly in arrears at a rate per annum equal to the lagging year-over-year change in the Consumer Price Index ("CPI"), as described below in "CPI Rate", plus 1.00% per annum, subject to the Maximum Interest Rate and the Minimum Interest Rate. In no case will the Interest Rate for any monthly Interest Period be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 7.00% per annum.
- The notes are designed for investors who seek (a) monthly interest payments that are, for the Initial Interest Periods, fixed at 4.00% per annum, and then for all subsequent Interest Periods are linked to the year-over-year change in the CPI as determined on each Determination Date plus 1.00%, subject to the Maximum Interest Rate of 7.00% per annum and the Minimum Interest Rate of 0.00% per annum, and (b) the return of their initial investment at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Interest will be payable based on 30 days in the Interest Period and 360 days in the calendar year.
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 165-A-IV, will supersede the terms set forth in product supplement no. 165-A-IV.**
- The notes priced on October 11, 2011 and are expected to settle on or about October 14, 2011.

Key Terms

Maturity Date:	October 14, 2021
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 × Interest Rate × (30/360).
Interest Rate:	With respect to each Initial Interest Period (which we expect to be from October 14, 2011 through but excluding October 14, 2012), a rate equal to 4.00% per annum. With respect to each Interest Period thereafter, a rate per annum equal to the lesser of (a) the CPI Rate on each applicable Determination Date plus 1.00%, and (b) the Maximum Interest Rate of 7.00% per annum. In no case will the Interest Rate for any monthly Interest Period be less than the Minimum Interest Rate of 0.00% per annum.
Maximum Interest Rate:	7.00% per annum
Minimum Interest Rate:	0.00% per annum
Initial Interest Rate:	4.00% per annum
Initial Interest Period(s):	The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding October 14, 2012.
CPI Rate:	For any Interest Period (other than the Initial Interest Periods), the CPI Rate will be calculated as follows:

$$\frac{CPI - CPI_{_{}}}{CPI_{_{}}}$$

where: "CPI" is the CPI level for the second calendar month prior to the calendar month of the applicable Determination Date, which we refer to as the reference month; and
"CPI" is the CPI level for the twelfth month prior to the applicable reference month.

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg CPURNSA or any successor source.
Determination Date(s):	After the Initial Interest Periods, the second business day immediately preceding the beginning of the applicable Interest Period. For example, September 10, 2014 (which is two business days immediately prior to September 14, 2014) is the Determination Date of the CPI Rate with respect to interest due and payable on October 14, 2014. On the September 2014 Determination Date, interest will be based on changes between the CPI level in July 2013 and July 2014.
Interest Period(s):	The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the following Interest Payment Date.
Interest Payment Date(s):	Interest, if any, will be payable monthly in arrears on the 14th calendar day of each month (each such date, an "Interest Payment Date"), commencing November 14, 2011, to and including the Maturity Date. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
CUSIP:	48125X5K8

Investing in the Fixed to Floating Rate Notes involves a number of risks. See "Risk Factors" beginning on page PS-15 of the accompanying product supplement no. 165-A-IV and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 165-A-IV or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Us
Per note	At variable prices	$ 37.78	$ 962.22
Total	At variable prices	$ 46,280.50	$ 1,178,719.50

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $37.78 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $23.65 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which will be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-45 of the accompanying product supplement no. 165-A-IV.

(3) JPMS sold the notes in one or more negotiated transactions, or otherwise, at varying prices determined at the time of each sale, which were at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, provided that such prices were not less than $980.00 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-45 of the accompanying product supplement no. 165-A-IV.

J.P.Morgan

October 11, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-IV dated February- 16, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supplements the term sheet related hereto dated September 29, 2011, and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 165-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
- Product supplement no. 165-A-IV dated February 16, 2011:
   http://www.sec.gov/Archives/edgar/data/19617/000089109211001097/e42221_424b2.pdf
- Prospectus supplement dated November 21, 2008:
   http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
   http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** – You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the year-over-year change in the CPI. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** – With respect to the Initial Interest Periods (expected to be October 14, 2011 through but excluding October 14, 2012), a rate per annum equal to 4.00%. With respect to each Interest Period thereafter, a rate per annum equal to the lagging year-over-year change in the CPI, as defined in "CPI Rate", on each applicable Determination Date, plus 1.00%, subject to the Maximum Interest Rate and the Minimum Interest Rate. In no case will the Interest Rate for any monthly Interest Period be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 7.00% per annum. The notes offer monthly interest payments at the applicable Interest Rate, which may be zero. Interest, if any, will be payable monthly in arrears on the 14th calendar day of each month (each such date, an "Interest Payment Date"), commencing November 14, 2011, to and including the Maturity Date. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. The monthly interest payments after the Initial Interest Periods are affected by, and contingent upon, the CPI Rate, subject to the Maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day.

- **INFLATION PROTECTION** – After the Initial Interest Periods, the Interest Rate on the notes will be a rate per annum equal to the CPI Rate, plus 1.00%, subject to the Maximum Interest Rate of 7.00% per annum. In no case will the Interest Rate for any monthly Interest Period be less than the Minimum Interest Rate of 0.00% per annum.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying disclosure statement. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to accrue and recognize original issue discount ("OID") as interest income in each year at the "comparable yield," as determined by us, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year. In addition, solely for purposes of determining the amount of OID that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. You will be required to make adjustments to the amount of OID you must recognize each taxable year to reflect the difference, if any, between the actual amount of interest payments made and the projected amount of the interest payments (as reflected in the projected payment schedule). Under the forgoing rules, you will not be required to separately include in income the interest payments you receive with respect to the notes. To obtain the comparable yield and the projected payment schedule in respect of the notes, contact a certified financial analyst at the Global Securities Group desk at (800) 576-3529. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

Subject to certain assumptions and representations received from us, the discussion in this section entitled "Taxed as Contingent Payment Debt Instruments", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

- **THE AMOUNT OF EACH MONTHLY INTEREST PAYMENT AFTER THE INTEREST PAYMENTS ON THE NOTES DURING THE INITIAL INTEREST PERIODS MAY BE ZERO** – You will receive an interest payment for the applicable Initial Interest Period based on a rate per annum equal to 4.00% and for the applicable Interest Periods thereafter, an interest payment based on a rate per annum equal to the CPI Rate, plus 1.00%, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 7.00% per annum. Therefore, if the CPI Rate is less than or equal to -1.00% per annum for any Interest Period after the Initial Interest Periods, the Interest Rate on your notes for such Interest Period will be equal to zero.

- **FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES** – The rate of interest paid by us on the notes for each Interest Period after the Initial Interest Periods will be equal to the CPI Rate plus 1.00% subject to the Maximum Interest Rate which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the Interest Rate for any monthly Interest Period be less than the Minimum Interest Rate of 0.00% per annum. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM INTEREST RATE** — With respect to any Determination Date after the Initial Interest Periods, if the CPI Rate plus 1.00% is greater than the Maximum Interest Rate, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an Interest payment that will not exceed $70.00 per annum, regardless of the performance of the relevant CPI Rate, which may be significant. As such, you will not participate in any positive year-over-year change in the CPI beyond 6.00% per annum because the Interest Rate (after the Initial Interest Periods) is equal to the CPI Rate plus 1.00%, subject to the Maximum Interest Rate.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity or upon early redemption, as applicable, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

  POTENTIAL CONFLICTS— We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **VARIABLE PRICE REOFFERING RISKS** — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices, provided that such prices will not be less than $980.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (*e.g.,* directly from JPMS or through a broker or dealer), any related transaction cost (*e.g.,* any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the CPI;



- the time to maturity of the notes;
- interest and yield rates in the market generally, as well as the volatility of those rates;
- fluctuations in the prices of various consumer goods and energy resources;
- inflation and expectations concerning inflation;
- a variety of economic, financial, political, regulatory or judicial events; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Consumer Price Index?

The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Labor Department (the "BLS") and published on Bloomberg CPURNSA or any successor source. For additional information about the CPI see "Description of Notes – The Consumer Price Index" in the accompanying product supplement no. 165-A-IV.

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI as reported by the BLS for the period from January 2002 to August 2011. Also provided below are the hypothetical Interest Rates for hypothetical interest payments in the calendar months from January 2004 to September 2011 that would have resulted from the historical levels of the CPI presented below, based on the spread of 1.00%, the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 7.00% per annum. We obtained the historical information included below from Bloomberg Financial Markets and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Financial Markets.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI indicated in the table. Additionally, for ease of presentation, the hypothetical Interest Rates set forth below have only been calculated to the third decimal point and rounded to the nearest second decimal point, which is different from the rounding convention applicable to the notes. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rates that will be paid with regard to the Interest Periods over the term of the notes.

These hypothetical returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would be lower.

	Historical Levels of CPI											Hypothetical Interest Rates Based on Historicals							
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011		2004	2005	2006	2007	2008	2009	2010	2011
January	177.1	181.7	185.2	190.7	198.3	202.416	211.080	211.143	216.687	220.223		3.04%	4.19%	5.35%	2.31%	4.54%	4.66%	0.82%	2.17%
February	177.8	183.1	186.2	191.8	198.7	203.499	211.693	212.193	216.741	221.309		2.77%	4.52%	4.46%	2.97%	5.31%	2.07%	2.84%	2.14%
March	178.8	184.2	187.4	193.3	199.8	205.352	213.528	212.709	217.631	223.467		2.88%	4.26%	4.42%	3.54%	5.08%	1.09%	3.72%	2.50%
April	179.8	183.8	188.0	194.6	201.5	206.686	214.823	213.240	218.009	224.906		2.93%	3.97%	4.99%	3.08%	5.28%	1.03%	3.63%	2.63%
May	179.8	183.5	189.1	194.4	202.5	207.949	216.632	213.856	218.178	225.964		2.69%	4.01%	4.60%	3.42%	5.03%	1.24%	3.14%	3.11%
June	179.9	183.7	189.7	194.5	202.9	208.352	218.815	215.693	217.965	225.722		2.74%	4.15%	4.36%	3.78%	4.98%	0.62%	3.31%	3.68%
July	180.1	183.9	189.4	195.4	203.5	208.299	219.964	215.351	218.011	225.922		3.29%	4.51%	4.55%	3.57%	4.94%	0.26%	3.24%	4.16%
August	180.7	184.6	189.5	196.4	203.9	207.917	219.086	215.834	218.312	226.545		4.05%	3.80%	5.17%	3.69%	5.18%	0.00%	3.02%	4.57%
September	181.0	185.2	189.9	198.8	202.9	208.490	218.783	215.969	218.439			4.27%	3.53%	5.32%	3.69%	6.02%	0.00%	2.05%	4.56%
October	181.3	185.0	190.9	199.2	201.8	208.936	216.573	216.177	218.711			3.99%	4.17%	5.15%	3.36%	6.60%	0.00%	2.24%	
November	181.3	184.5	191.0	197.6	201.5	210.177	212.425	216.330	218.803			3.65%	4.64%	4.82%	2.97%	6.37%	0.00%	2.15%	
December	180.9	184.3	190.3	196.8	201.8	210.036	210.228	215.949	219.179			3.54%	5.69%	3.06%	3.76%	5.94%	0.00%	2.14%	

Interest Calculation

Example 1: For the Initial Interest Period from and including October 14, 2011 to but excluding October 14, 2012, the Initial Interest Rate is fixed and is equal to 4.00% per annum. The interest payment per $1,000 principal amount note for the anticipated Interest Period from and including October 14, 2011 to but excluding November 14, 2011 will be $3.33. This monthly interest payment is calculated as follows:

$$\$1,000 \times 4.00\% \times (30/360) = \$3.33$$

The example above is simplified and the calculation is rounded for ease of analysis.

Example 2: Assuming the initial fixed rate for the Initial Interest Periods did not apply, and March 10, 2011 was a Determination Date, the hypothetical Interest Rate would be 2.63% per annum, resulting in a hypothetical $2.19 interest payment per $1,000 principal amount note for the hypothetical Interest Period from and including March 14, 2011 to but excluding April 14, 2011. This monthly interest payment is calculated as follows:

$$\$1,000 \times 2.63\% \times (30/360) = \$2.19$$

The Interest Rate of 2.63% per annum is calculated by adding 1.00% to the relevant CPI Rate. The CPI Rate is calculated based on the percent change in the CPI for the one year period from January 2010 (216.687) to January 2011 (220.223) as follows:

$$\text{CPI Rate} = \frac{220.223 - 216.687}{216.687} = 1.63\% \text{ per annum}$$

Adding 1.00% to the CPI Rate of 1.63% results in an anticipated Interest Rate applicable for that month of 2.63% per annum. The example above is simplified and the calculation is rounded for ease of analysis.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel

expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to Federal law, New York law and the Delaware General Corporation Law. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 29, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Company on April 29, 2011.